Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 16, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	CDK Global Holdings, LLC

Form 10

File No. 001-36486

Ladies and Gentlemen:

On behalf of our client, CDK Global Holdings, LLC, a Delaware limited liability company (the “Company”), we hereby submit for review the accompanying Amendment No. 4 (“Amendment No. 4”) to the draft Registration Statement on Form 10 of the Company (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”), in electronic form, on June 10, 2014.

In connection with your review of the Registration Statement, as amended, the Company has asked us to confirm that it will re-file with the Commission the agreements set forth in Exhibits 10.1, 10.2, 10.3, 10.4, 10.9 and 10.10 to the Registration Statement in their entirety, including all schedules, exhibits and attachments thereto, in an appropriate current or periodic report after such agreements are executed.

Securities and Exchange Commission

September 16, 2014

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3124 or Noah A. Gold at (212) 373-3495.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Steven J. Anenen

CDK Global Holdings, LLC

Lee Brunz, Esq.

CDK Global Holdings, LLC